
13030957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Waukegan Road
(No. and Street)

Northfield	IL	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin Blitz (847)446-7890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
WILLIAM T BRINGHAM JR
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/01/14



Signature

CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

TABLE OF CONTENTS

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Edwin C. Blitz Investments, Inc.
Northfield, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Edwin C. Blitz Investments, Inc. as of December 31, 2012 and 2011 and the related statements of income, comprehensive income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Reilly, Penner & Benton, LLP.
February 25, 2013
Milwaukee, Wisconsin

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Financial Condition
December 31, 2012 and 2011

ASSETS		2012		2011
Current Assets:				
Cash	$	80,209	$	107,094
Commissions receivable		12,430		30,283
Investments		19,223		19,171
Total Assets	$	111,862	$	156,548
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities:				
Commissions payable	$	6,530		15,282
Accounts payable		---		290
Total Current Liabilities		6,530		15,572
Stockholder's Equity:				
Common stock, $1 par value, 50,000 shares issued and outstanding		50,000		50,000
Retained earnings		55,159		90,855
Accumulated other comprehensive income		173		121
Total Stockholder's Equity		105,332		140,976
Total Liabilities and Stockholder's Equity	$	111,862	$	156,548

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Operations and Comprehensive Income
Years ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commission income	$ 541,380	$ 905,271
Gain (loss) on sale of investments	---	(92)
Total revenue	541,380	905,179
Expenses:		
Commissions	411,276	695,625
Gross wages	79,974	107,449
Professional fees	8,360	10,596
Insurance	10,177	10,017
Publications	1,820	1,501
Payroll taxes	6,118	8,220
Registration fees	4,247	4,684
Miscellaneous expense	1,153	1,522
Office expense	7,509	8,678
Travel and entertainment	6,442	4,974
Total expenses	537,076	853,266
Net Income	4,304	51,913
Change in unrealized gain (loss) on available for sale securities	52	(949)
Comprehensive income	$ 4,356	$ 50,964

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Changes in Stockholder's Equity
Years ended December 31, 2012 and 2011

	Common Stock	Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2010	$ 50,000	$ 1,070	$ 38,942	$ 90,012
Change in unrealized gain (loss)	---	(949)	---	(949)
Net income	---	---	51,913	51,913
Balance, December 31, 2011	50,000	121	90,855	140,976
Distributions	---	---	(40,000)	(40,000)
Change in unrealized gain (loss)	---	52	---	52
Net income	---	---	4,304	4,304
Balance, December 31, 2012	$ 50,000	$ 173	$ 55,159	$ 105,332

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Cash Flows
Years ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities		
Net income	$ 4,304	$ 51,913
Realized loss on sale of investments	---	92
Effects of changes in operating assets and liabilities:		
Accounts receivable	17,853	(8,685)
Accounts payable	(290)	290
Commissions payable	(8,752)	202
Net cash provided by operating activities	13,115	43,812
Cash Flows From Investing Activities		
Purchases of investment securities	---	(1,433)
Proceeds from sales of investment securities	---	20
Net cash provided (used) by investing activities	---	(1,413)
Cash Flows From Financing Activities		
Stockholder distributions	(40,000)	---
Net increase (decrease) in cash and cash equivalents	(26,885)	42,399
Cash and cash equivalents, beginning of year	107,094	64,695
Cash and cash equivalents, end of year	$ 80,209	$ 107,094

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business Activity

Edwin C. Blitz Investments, Inc. (the Company) was incorporated in the state of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Investments

Investments in equity securities that have readily determinable fair values and for all investments in debt securities are classified in three categories and accounted for as follows:

- Debt securities that the Company has the possible intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company has adopted and implemented issued Statement of Financial Accounting Standards on, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. Adoption of this standard has not had a material impact on the Company's financial statements. This standard establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Quoted prices in active markets, e.g. NYSE, NASDAQ, etc... for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc...; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

Revenue Recognition

Commission income is recorded as earned.

1. Summary of Significant Accounting Policies (Continued)

Commissions Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold trading securities, nor does it hold customer securities at December 31, 2012. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2009 and Illinois income tax examinations for years ending before December 31, 2008.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 25, 2013). There were no subsequent events that required recognition or disclosure.

2. Investments

Investments are considered to be securities available for sale at December 31, 2012 and are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 19,171	$ 52	$ 19,223

Investments are considered to be securities available for sale at December 31, 2011 and are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 19,031	$ 121	$ 19,171

The above investments are considered Level 1 as discussed in Note #1.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012 and 2011, respectively, the Company had net capital of $100,629 and $131,450, in excess of the requirement of $5,000 and $5,000, and a net capital ratio of .06 to 1 as of December 31, 2012.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Notes to Financial Statements
December 31, 2012 and 2011

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

Cash and cash equivalents are maintained in financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances held in financial institutions were fully insured at December 31, 2012 due to a temporary federal program in effect through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the non-interest bearing cash balances may again exceed federally insured limits.

6. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Schedule I: Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2012

Aggregated Indebtedness		
Commissions payable and accounts payable	$	6,530
Total aggregated indebtedness	$	6,530
Minimum required net capital (6 2/3% of aggregated indebtedness)	$	435
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirements		
Stockholder's equity	$	105,332
Deductions:		
Other deductions		(1,820)
Haircuts on securities		(2,883)
Net capital		100,629
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	95,629
Ratio of aggregated indebtedness to net capital		0.06 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2012):

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	100,629

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Edwin C. Blitz Investments, Inc.
Northfield, Illinois

In planning and performing our audit of the financial statements of Edwin C. Blitz Investments, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Edwin C. Blitz Investments, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 25, 2013
Milwaukee, Wisconsin